SCHEDULE C

Transactions in Securities

Transactions by Stilwell Activist Fund, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Sale Price
Sale of Common Stock	01/13/26	10,000	26.7197	267,197.00
Sale of Common Stock	01/14/26	20,000	27.0604	541,208.00